

Mail Stop 4631

July 28, 2009

Via U.S. mail and facsimile

Mr. Joseph Hines
President and Chief Executive Officer
Spheric Technologies, Inc.
4708 East Van Buren Street
Phoenix, AZ 85008

> **Re: Spheric Technologies, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 17, 2009**
> **File No. 333-154274**

Dear Mr. Hines:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 34

1.   We have read your response to comment seven in our letter dated July 9, 2009. It is unclear how you determined that there would be no effect on the financial statement for this transaction. As you indicated, the guidance in SAB Topic 5T is to value the transaction at fair value with a related expense and capital contribution recognized by the Company. Tell us how you determined the fair value of Mr. Hines' warrants at the date they were transferred to the warrant holders. In this regard, it is not clear to us that the fair value of the warrants transferred equaled the $1.00 per share proceeds the Company received from the exercise of the warrants. Furthermore, it is unclear to us how you have determined that the fair value of the warrants transferred by Mr. Hines would reduce paid in capital rather than be recognized as an expense. Please cite the accounting literature used to support your conclusion.

Recent Equity Transactions, page 37

2.   We have read your response to comment eight in our letter dated July 9, 2009 and have the following additional comments.

- In light of the fact that the milestones were established prior to filing the initial registration statement, and that the milestones materially impacted the offering price, please advise us as to why the milestones have not been disclosed previously.

- Please advise us as to whether you have circulated preliminary copies of the prospectus, including the date(s) of distribution and the number of copies. If so, in light of the omission of these milestones, please also advise to us how the distribution complied with Rule 460 under the Securities Act and Rule 15c2-8 under the Exchange Act.

- Please expand your disclosure to identify the additional corporate infrastructure that still needed to be built when you signed your Letter of Intent with Midtown Partners in February, 2008 as well as your progress towards completing that infrastructure. Please also advise us as to whether any further milestones must be achieved in order to set the offering price at the price stated on the cover page of the prospectus. Finally, please provide us with a copy of the Letter of Intent.

- Given that the milestones you identified were reached after the filing of your October 2008 registration statement, we continue to have concerns regarding the appropriateness of your conclusion that the Private Placement price of $1.00 per unit from January to July 2008 is a reasonable estimate of fair value after your filed your October registration statement offering securities at $6.00 per share and your progression through these milestones. Please comprehensively discuss the underlying methodologies you used to support your conclusion that a continued use of a $1.00 per share deemed fair value of your common stock subsequent to the filing of your October 2008 registration statement is reasonable.

- Please revise the section entitled "Determination of Offering Price" on page 18 to discuss in greater detail how you determined the offering price.

Financial Statement

Condensed Statement of Operations, page F-2 and F-16

3.   We have read your response to comment 11 in our letter dated July 9, 2009. Please expand your disclosure to discuss the nature of your process development service revenues. Also expand your revenue recognition to discuss service

revenues. You currently policy as discussed on page F-20 appears to relate to product sales.

*   *   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Christian J. Hoffmann, III, Esq.
        Quarles & Brady LLP
        One Renaissance Square
        Two North Central Avenue
        Phoenix, AZ 85004

        Mr. Hank Gracin, Esq.
        Lehman & Eilen, LLP
        Mission Bay Office Plaza
        20283 State Route 7, Suite 300
        Boca Raton, FL 33498